Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549-3561

Attention: Mr. Larry Spirgel

                 Assistant Director

July 31, 2007

RE:	Deutsche Telekom AG
Form 20-F for the fiscal year ended December 31, 2006
File number: 1-14540
Filed March 1, 2007

Dear Mr. Spirgel:

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated June 21, 2007 addressed to Mr. René Obermann, Chairman of the Management Board of Deutsche Telekom AG (the “Company”). On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment.

Form 20-F

Financial Statements

(50) Reconciliation of IFRS to U.S. GAAP, page F-115

(1) Selling expenses, page F-34

1.	We note in the fourth paragraph of page 110 that selling expenses include commissions paid to resellers and third-party distributors. Tell us in detail how you met the condition in paragraph 9(b) of EITF 01-9 to conclude that you can reasonably estimate the fair value of the benefit identified under paragraph 9(a). In this regard, we note that in addition to paying a commission to your dealer for the sales of your service plan, you also sell the handset to your dealers. It appears that a portion of the commission paid to dealers may be intended to cover any losses that they may incur on the sale of the handsets to end customers. If so, it does not appear appropriate to classify this portion of the payment as selling expense. In this regard, if you are unable to determine the fair value of the commission paid for the sales of your service plans, we believe that you do not meet the condition in paragraph 9(b) of paragraph 9 of EITF 01-09 and therefore the full amount of the commission paid to your retailer should be recognized as a reduction of revenue in your income statement. In order for us to obtain a better understanding of the terms of your compensation arrangements with your dealers and third party distributors, please address the following:

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 31, 2007

•	Describe for us in detail the terms of the different types of compensation arrangements with your dealers.

•

Tell us whether the selling price of handsets sold to your dealers and the selling price of the handsets sold in your own stores to your subscribers are the same. In other words, do you sell the handsets to the dealers at a loss or do the dealers absorb the loss on the sale of the handsets to the end customer? If the dealer absorbs the loss, tell us why the dealer is willing to enter into the arrangement.

•

Tell us whether you recognize the revenue on the handset sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their handsets to end customers.

•

Tell us whether your dealers always obtain the handsets from you or whether they can purchase the handsets directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the handset directly from you. In addition, tell us whether the amount of commissions paid to dealers that do not purchase the handsets from you differs from the commissions received by dealers who do purchase your handsets.

•

Tell us whether you pay a different amount of commission to dealers in situations where they sell both the handset and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a handset, for example).

The consideration we pay to our dealers is generally in the form of commissions. Although the form of the commissions does vary by market, the amount of commission paid is generally determined based on the number of additional customers connected to our networks or on renewals of customer contracts. Whether the customer buys a handset from the dealer and whether that handset was acquired by the dealer from T-Mobile is generally not relevant to the determination of the amount of the commission. The service we receive from the dealer is either the connection of a new customer to our network or the renewal of an existing customer’s contract. We have identified this service provided by the dealer as the identifiable benefit, as defined in EITF 01-9: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”). This service is separable from the dealers’ purchase of a handset from us (for those cases where a dealer purchases handsets from us) because we pay the same commission for transactions where no handset is sold. We believe that the commission we pay for a connection where the customer does not buy a handset is indicative of the fair value of the benefit that we receive from our dealers for this service. Accordingly, we believe that characterizing these commissions as selling expenses is appropriate.

We have responded below in more detail to the individual points raised in your comment. The individual points have also been reproduced below. The responses are based on

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 31, 2007

the facts and circumstances in our three largest markets, Germany, the United Kingdom and the United States, which accounted for a substantial portion of T-Mobile’s total revenue and selling expenses for the year ended December 31, 2006:

•	Describe for us in detail the terms of the different types of compensation arrangements with you dealers.

In Germany, we primarily employ the dealer commission arrangements as follows:

Basic Commission

Dealers receive volume-based (i.e. on the number of contracts) commissions for customer acquisition and contract extension. The amount of the commission per activation depends on the price plan selected by the customer, irrespective of the handset sold in combination with the contract or whether a handset is sold at all. For instance, the commission paid to the dealer when a customer selects a price plan with a monthly fixed charge of €59 is higher than the commission paid when a customer selects a price plan with a monthly fixed charge of €19.

Volume Commission

Dealers receive a commission for achieving volume objectives (i.e. for general customer activation or for a particular type of contract) for a specific time period. When the dealer meets or exceeds an agreed upon level of activations in the period he is paid a fixed amount of commission. Once a volume objective is reached, all net connections are paid at the corresponding amount per contract connection. The expense recognized is based on the estimated amount per new customer that will ultimately be paid.

Special Campaign Commission

Dealers receive a commission in addition to the basic commission for activating a customer under a particular tariff package for a period of time. These special campaign commissions are intended to drive desired dealer behavior with respect to activations, as at certain points in time different types of customer additions are more valuable (i.e., have higher value) to T-Mobile.

In the United Kingdom, the most significant types of dealer commission arrangements are as follows:

Price Plan Connection Commission

A fixed commission is paid per new contract customer connection. The amount of this commission per connection is based on the price plan and contract term selected by the customer. For instance, the commission paid to the dealer when a customer selects a price plan with a monthly fixed charge of £35 is higher than the commission paid when a customer selects a price plan with a monthly fixed charge of £25. There is an additional fixed connection commission paid if the customer is connected to an 18 month contract instead of a 12 month contract. This additional commission remains the same no matter what price plan has been selected.

Quarterly and Annual Volume Commission

The quarterly and annual volume commission is based on a dealer meeting customer contract connection targets on a quarterly or annual basis. There are staged targets that a dealer must meet in order to increase the amount of commission they can obtain per contract connection.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 31, 2007

For example:

	Step 1	Step 2	Step 3	Step 4	Step 5
Quarterly net connection volume (number of customer connections)	24,000	30,000	36,000	42,000	48,000
Quarterly volume bonus per connection	£5.00	£15.00	£25.00	£35.00	£50.00

Once a volume step is reached, all net connections are paid at the corresponding amount per contract connection. The expense recognized is based on the estimated amount per new customer that will ultimately be paid.

Upgrade Commission (Contract Customers)

There is a flat rate commission paid on all renewals made by a dealer, which is supplemented by a further fixed rate commission if the renewal is for an extended contract (i.e. if the renewal is for an 18 month contract rather than a 12 month contract.) For example, a flat rate commission is paid upon a renewal being made with a further £25 if the renewal is made for an 18 month period rather than a 12 month period, regardless of the type or value of the handset the customer has selected.

In the United States, the principle types of dealer commission arrangements used by T-Mobile are described below. The determination of the amount of the dealer compensation does not depend on whether the dealer sells a handset at the point of customer activation or contract renewal.

Rate Plan Commission

The commission is paid to the dealer for new net customers attained for the month. The amount of the commission earned is based on the customer contract term and rate plan selected by the customers, by the dealer’s location, and the volume of customer activations achieved by the dealer in the calendar month.

Annual Commissions Incentive

The annual commission incentive is an additional commission amount paid monthly for each net new customer. The actual dollar amount per net new customer is determined by each individual dealer’s contractual annual volume commitment (i.e., a greater annual volume commitment will provide the dealer with a higher commission per activation.) As noted above, it is paid out on a monthly basis, however if the annual volume commitment is ultimately not met, it is subject to chargeback. The expense recognized is based on the estimated amount of commission per new customer that will ultimately be paid.

Postpaid Spiff

The “Spiff” is a commission in addition to the “Rate Plan Commission”, and is included in a separate agreement with the dealer. Such “Spiff” agreements generally have a one-month term. For example, in a particular month, we may pay a $25 Spiff on any “MyFaves” activations, the following month it may be paid on new activations in a certain market. It is intended to drive desired dealer behavior with respect to activations, as at certain points in time different types of customer additions are more valuable (i.e., have higher value) to T-Mobile.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 31, 2007

•

Tell us whether the selling price of handsets sold to your dealers and the selling price of the handsets sold in your own stores to your subscribers are the same. In other words, do you sell the handsets to the dealers at a loss or do the dealers absorb the loss on the sale of the handsets to the end customer? If the dealer absorbs the loss, tell us why the dealer is willing to enter into the arrangement.

The selling price of handsets sold to our dealers and the selling price of handsets sold directly to our end customers are not necessarily the same. We do not generally sell the handsets to dealers at a loss, so if a loss is incurred on the sale of the handset it is absorbed by the dealer.

The dealers are independent businesses that generate revenues through commissions, generally based on connecting a customer to an operators’ network, and sales of handsets and other accessories. In some cases these dealers sell products other than mobile handsets and accessories. Although T-Mobile does not control or have visibility into the dealers’ pricing to its customers, we do not contractually or otherwise restrict the dealer’s ability to price the handset such that it would generate a profit on the sale. We believe that the sale of handsets contributes positively to the dealer’s overall profitability.

•

Tell us whether you recognize the revenue on the handset sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their handsets to end customers.

We recognize revenue on handsets when they are delivered and accepted by the dealer in all of our markets.

T-Mobile sometimes chooses to decrease its selling price of a handset model. When the price reduction meets certain conditions (for example in certain cases the price reduction must be made for 30 continuous days) T-Mobile will pay an amount equal to the difference between (a) dealer’s original purchase price of the handset, and (b) dealer’s new purchase price to the dealer for unsold handsets.

For price reductions offered voluntarily by T-Mobile, we recognize a liability and record a reduction of revenue at the date at which the price reduction is offered in accordance with the guidance in Issue 4 of EITF 01-9. To the extent that we have price reductions that we determine to be involuntary we record the estimated price reductions as a reduction of revenue at the time of the sale of the handset to the dealer. Total price adjustments recognized have not, historically, been significant.

The dealers are responsible for establishing the price at which they sell their handsets to the customers.

•

Tell us whether your dealers always obtain the handsets from you or whether they can purchase the handsets directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the handset directly from you. In addition, tell us whether the amount of commissions paid to dealers that do not purchase the handsets from you differs from the commissions received by dealers who do purchase your handsets.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 31, 2007

Dealers can purchase handsets from T-Mobile or from the manufacturer. However, in the U.S. we believe that our dealers purchase most handsets from T-Mobile. We believe that the dealers that buy from T-Mobile do so to take advantage of T-Mobile’s purchasing power and to gain access to a wider range of handsets. There is generally no difference in the amount of commissions paid to dealers that do not purchase the handsets from T-Mobile from the commissions received by dealers who do purchase handsets from T-Mobile.

•

Tell us whether you pay a different amount of commission to dealers in situations where they sell both the handset and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a handset, for example).

The amount of the commission is generally based on connecting a customer under a service plan, irrespective of whether a handset is sold or not.

2.	We note on page 25 that “Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and offering special commissions.” Describe to us in more detail the nature of the different type of incentives offered to your third party vendors. Addressing the relevant accounting literature under both US GAAP and IFRS, tell us how you accounted for these incentives.

The following discussion excludes the commissions paid to dealers which are described in the response to the comment 1 above.

T-Mobile also gives consideration to its dealers by paying marketing expenses through use of a marketing support fund. This fund, representing the maximum amount of marketing support for which the dealer is eligible, is built up by the dealer earning a credit on each connection made. The funds are made available to the dealer for carrying out marketing activities on behalf of T-Mobile. The marketing expense and the details of the marketing proposal are required to be submitted in accordance with T-Mobile’s cooperative advertising policies and procedures, agreed to, and signed off by both the dealer and T-Mobile, before T-Mobile will pay for the expense.

Under U.S. GAAP we account for the consideration given, as described above, in accordance with the guidance in Issue 1 of EITF 01-9. We have identified the advertising or other form of marketing support as the identifiable benefit that T-Mobile receives in return for the amounts paid to the dealers. That benefit is sufficiently separable from the dealer’s purchase of T-Mobile’s phones because T-Mobile could have purchased that advertising from another party that does not purchase its phones. Therefore, the condition described in paragraph 9a of EITF 01-9 is met.

The fair value of that benefit can be reasonably estimated because T-Mobile can purchase the services separately. The amount that we pay to the dealer for marketing support is less than or equal to the amount that we would pay to another party for the same deliverable (i.e. advertising). Accordingly, the condition described in paragraph 9b of EITF 01-9 is also met, and the advertising allowance is characterized as a selling expense in our income statement.

In the absence of specific guidance, in IFRS, for accounting for such incentives, we have applied EITF 01-9, as allowed by IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors, paragraph 12.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

July 31, 2007

On behalf of the Company, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the letter of comment. Any additional comments or requests for information should be directed to the undersigned by telephone at +49 228 181 87000 or by fax at +49 228 181 87009.

Respectfully submitted,

/s/ Guido Kerkhoff
Guido Kerkhoff
Senior Executive Vice President
Group Accounting and Controlling

CC:	Ivette Leon (SEC - via courier)
Joseph M. Kempf (SEC - via courier)
René Obermann

Chief Executive Officer and Chairman of the Management Board

Deutsche Telekom AG

Dr. Karl-Gerhard Eick

Chief Financial Officer

Deutsche Telekom AG

John Palenberg, Esq.

Cleary, Gottlieb, Steen & Hamilton

Holger Forst

Ernst & Young AG Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft

Andreas Menke

Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft